Exhibit 99.2

February 13, 2013

Mr. Sardar Biglari
Chairman and Chief Executive Officer
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, Texas 78257

Dear Sardar:

We are writing on behalf of the Board of Directors of Cracker Barrel Old Country Store, Inc. (“Cracker Barrel”) to offer a buyback of the 4,737,794 shares of Cracker Barrel common stock currently held by Biglari Holdings Inc. and its affiliates (collectively, “Biglari Holdings”) at market price (subject to any adjustments that may be required by applicable Tennessee law). As our intention is to act in the best interests of all our shareholders and avoid a third consecutive costly and disruptive proxy contest, our Board has authorized us to make this offer to provide an efficient exit of Biglari Holdings’ position. We would note that we have spoken with other shareholders who have encouraged us to provide you with the opportunity to exit your position in Cracker Barrel by means of a buyback. Having previously conveyed to you our interest in exploring a buyback on November 30, 2012 and as recently as earlier today, our Board believes it is now appropriate to make this offer in writing. We welcome a dialogue with you concerning our proposal.

We respect Biglari Holdings’ ownership of Cracker Barrel stock and interest in the company. However, your proxy contests of 2011 and 2012, in which our shareholders decided not to elect you to the Board, have imposed significant financial costs on the Company and diverted meaningful time away from focusing on the strategic plan and maximizing shareholder value by our Board and management team. In each of the last two years, you rejected our good faith settlement offers of two board seats for independent directors chosen by you. Given this history, we assume that you remain intent on seeking a Board seat for yourself personally, despite the clear preference of our shareholders to the contrary. As an alternative to another proxy contest, we believe the buyback transaction we propose here would serve the best interests of the Company and our shareholders.

Our analysis of block trades and sell down programs shows that a meaningful discount would be typical if you were to exit on your own over a longer period of time. By contrast, our offer provides immediate price certainty to Biglari Holdings’ shareholders and allows for the monetization of an approximately $70 million appreciation in the value of the Cracker Barrel common stock acquired by Biglari Holdings since June 2011. Moreover, this accretive transaction would serve the best interests of all Cracker Barrel shareholders by enabling the Company to continue executing our sound business strategy without the threat of yet another costly and disruptive proxy contest. We are confident in our ability to complete the transaction promptly.

In order to proceed in a timely manner, we kindly ask for your indication of interest regarding further discussions in writing no later than February 20, 2013. If not provided by that date, we will assume that you have rejected our offer. If you indicate your readiness to move forward with this buyback, we will work with you promptly to negotiate definitive transaction agreements. We expect that the definitive agreements would include a three-year standstill restricting Biglari Holdings from acquiring shares of Cracker Barrel or taking other actions such as a proxy contest. Of course, as is customary in communications of this nature, our offer is being presented as a non-binding proposal, and any transaction will be subject to the execution of definitive transaction agreements by all applicable parties.

P.O. Box 787 • Hartmann Drive
Lebanon, Tennessee 37088-0787
Phone 615 444 5533

We hope that this letter gives you complete clarity with respect to our offer. We look forward to hearing from you.

Sincerely,

/s/ James W. Bradford, Jr.
James W. Bradford, Jr.
Chairman of the Board

/s/ Sandra B. Cochran
Sandra B. Cochran
President and Chief Executive Officer